UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10) *

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 11

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,670,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,670,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based on 58,532,912 shares of Common Stock outstanding as of July 28, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed by the Issuer with the SEC on August 6, 2020.

CUSIP No. 70432V102	Page 3 of 11

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,772,505 (1)
	8.	Shared Voting Power 3,671,167 (2)
	9.	Sole Dispositive Power 3,548,505
	10.	Shared Dispositive Power 3,671,167 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,443,672 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 224,000 unvested shares of restricted stock.
(2)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, Inc., (b) 56 shares of Common Stock owned by the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, (c) 56 shares of Common Stock owned by the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and (d) 56 shares of Common Stock owned by the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

(3)

Based on 58,532,912 shares of Common Stock outstanding as of July 28, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed by the Issuer with the SEC on August 6, 2020.

CUSIP No. 70432V102	Page 4 of 11

1.	Names of Reporting Persons. Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,532,912 shares of Common Stock outstanding as of July 28, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed by the Issuer with the SEC on August 6, 2020.

CUSIP No. 70432V102	Page 5 of 11

1.	Names of Reporting Persons. Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,532,912 shares of Common Stock outstanding as of July 28, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed by the Issuer with the SEC on August 6, 2020.

CUSIP No. 70432V102	Page 6 of 11

1.	Names of Reporting Persons. Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,532,912 shares of Common Stock outstanding as of July 28, 2020, as disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2020, filed by the Issuer with the SEC on August 6, 2020.

This Amendment No. 10 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Paycom Software, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D (as previously amended or amended and restated and as amended and/or restated hereby, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons (as defined below). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is filed jointly by Ernest Group, Inc., an Oklahoma corporation (“Ernest Group”), Chad Richison, the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ARR Trust”), the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “ALR Trust”), and the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012 (the “IDR Trust” and collectively with the ARR Trust and the ALR Trust, the “Trusts”). Ernest Group, Mr. Richison and the Trusts are collectively referred to herein as the “Reporting Persons”. A copy of the agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock directly owned by Ernest Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children. Mr. Richison may be deemed to beneficially own the shares of Common Stock directly owned by each of the Trusts.

(b)-(c) The principal business address and present principal occupation or principal business of each of the Reporting Persons is set forth on Annex A hereto.

(d)-(e) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or jurisdiction of formation or organization for each of the Reporting Persons is set forth on Annex A hereto.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On August 7, 2020, Mr. Richison entered into a Sales Plan (the “August 2020 10b5-1 Plan”) with J.P. Morgan Securities LLC (“JPMS”), pursuant to which JPMS is authorized to sell shares of Common Stock on behalf of Mr. Richison during the period beginning September 8, 2020 and ending March 31, 2021, subject to earlier termination in accordance with the terms of the August 2020 10b5-1 Plan and applicable laws, rules and regulations. Transactions under the August 2020 10b5-1 Plan will be subject to certain price restrictions and other restrictions under the terms of the August 2020 10b5-1 Plan. The August 2020 10b5-1 Plan is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Act.

The foregoing description of the August 2020 10b5-1 Plan is qualified in its entirety by reference to the full text of the August 2020 10b5-1 Plan, a form of which is attached hereto as Exhibit 99.8 and incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of August 11, 2020, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power		Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power
Ernest Group, Inc.	3,670,999		6.3%	0		3,670,999		0	3,670,999
Chad Richison	7,443,672	(1)	12.7%	3,772,505	(2)	3,671,167	(3)	3,548,505	3,671,167	(3)
Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		Less than 0.1%	0		56		0	56
Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		Less than 0.1%	0		56		0	56
Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	56		Less than 0.1%	0		56		0	56

(1)

Consists of (a) 3,772,505 shares of Common Stock owned by Mr. Richison, including 224,000 unvested shares of restricted stock, (b) 3,670,999 shares of Common Stock owned by Ernest Group, (c) 56 shares of Common Stock owned by the ARR Trust, (d) 56 shares of Common Stock owned by the ALR Trust, and (e) 56 shares of Common Stock owned by the IDR Trust. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the settlor and sole trustee for each of the Trusts. Each Trust is for the benefit of one of Mr. Richison’s children who shares his household. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by each of the Trusts.

(2)	Includes 224,000 unvested shares of restricted stock owned by Mr. Richison.
(3)

Consists of (a) 3,670,999 shares of Common Stock owned by Ernest Group, (b) 56 shares of Common Stock owned by the ARR Trust, (c) 56 shares of Common Stock owned by the ALR Trust and (d) 56 shares of Common Stock owned by the IDR Trust.

(c) There were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1*	Joint Filing Agreement, dated August 11, 2020, by and among Chad Richison, Ernest Group, Inc., the Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, the Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012, and the Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012.

99.2	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.3	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.4	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 15, 2016, filed by the Issuer with the SEC on April 21, 2016).

99.5	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved October 4, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated October 4, 2016, filed by the Issuer with the SEC on October 6, 2016).

99.6	Form of Time and Market-Based Vesting Restricted Stock Award Agreement (CEO) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated April 26, 2017, filed by the Issuer with the SEC on April 27, 2017).

99.7	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved January 30, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 30, 2020, filed by the Issuer with the SEC on February 5, 2020).

99.8*	Form of Sales Plan, by and between Chad Richison and J.P. Morgan Securities LLC.”

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2020

ERNEST GROUP, INC.

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Director

CHAD RICHISON

/s/ Chad Richison

ABRIE R. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Trustee

AVA L. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Trustee

IAN D. RICHISON 2012 IRREVOCABLE TRUST U/T/A DTD 12/21/2012

By:	/s/ Chad Richison
	Name:	Chad Richison
	Title:	Trustee

ANNEX A

The names, present principal occupations (for individuals) or present principal business (for entities), and citizenship (for individuals) or jurisdiction of formation or organization (for entities) of each of the Reporting Persons are set forth below. The principal business address for each of the Reporting Persons is 7501 W. Memorial Road, Oklahoma City, Oklahoma 73142.

Name of Reporting Person	Principal Occupation or Business	Citizenship or Jurisdiction of Formation or Organization

Chad Richison	President, Chief Executive Officer and Director of the Issuer	United States

Ernest Group, Inc.	Investing in the Issuer’s securities	Oklahoma

Abrie R. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States

Ava L. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States

Ian D. Richison 2012 Irrevocable Trust U/T/A DTD 12/21/2012	Management of trust assets	United States